SEQUANS COMMUNICATIONS Receives NYSE Non-Compliance Notification Due to Minimum Average Share Price Requirement

PARIS, France - January 15, 2019 - Sequans Communications (NYSE: SQNS) (the “Company”) announced today that on December 31, 2018, it received a notice from the New York Stock Exchange ("NYSE") that the Company is not in compliance with the NYSE's continued listing standard with respect to the minimum average share price required by the NYSE because the average closing price of its American Depositary Shares had fallen below $1.00 per share over a period of 30 consecutive trading days.
Under the NYSE standards, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance during the six-month cure period if on the last trading day of any calendar month during the period or on the last trading day of the period, the Company’s ADSs have a closing share price of at least $1.00 per share and an average closing share price of at least $1.00 per share over the previous 30 consecutive day trading period.
The Company intends to cure the price deficiency and return to compliance with the NYSE continued listing requirement within the applicable cure period. As required by the NYSE, the Company has notified the NYSE of its intent to cure. During this period, the Company's American Depositary Shares will continue to be traded on the NYSE, subject to compliance with other continued NYSE listing requirements. The NYSE notification does not affect the Company's business operations or its Securities and Exchange Commission reporting requirements and does not conflict with or cause an event of default under any of the Company's material debt agreements.
Forward-Looking Statements
This press release includes forward-looking statements as defined under federal law, including, but not limited to, those related to the Company’s plans to regain compliance with the NYSE continued listing standards. These forward-looking statements are generally identified by the words “intend,” “will,” and similar expressions, although not all forward-looking statements contain these identifying words. Such statements are subject to significant risks, assumptions and uncertainties. Known material factors that could cause the Company’s actual results to differ materially from the results contemplated by such forward-looking statements are described in the forward looking statements and risk factors in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and those risk factors set forth from time-to-time in other filings with the Securities and Exchange Commission. The Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws.
About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Sweden, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com, www.facebook.com/sequans, www.twitter.com/sequans
Sequans contacts:
Media relations: Kimberly Tassin (USA), +1.425.736.0569, kimberly@sequans.com
Investor relations: Claudia Gatlin (USA), +1 212.830.9080, claudia@sequans.com